FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 20, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

COMPLIANCE WITH THE COMMITMENT TO DIVEST CITELEC S.A.

Buenos Aires, July 20, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A in compliance with the commitment to divest Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“CITELEC”) assumed before the Argentine Government upon approval by Comisión Nacional de Defensa de la Competencia (Argentine antitrust authorities) of the purchase of the shares representing Petrobras Energía Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L., at a meeting held on July 19, 2007, the Company’s Board of Directors approved the sale of its 50% equity interest in CITELEC, controlling company of Compañía de Transporte en Energía Eléctrica en Alta Tensión Transener S.A. (“TRANSENER”) with a 52.67% interest, to Energía Argentina S.A. (“ENARSA”) and Electroingeniería S.A. (“ELECTROINGENIERIA”) on a 50/50% basis, and the sale of its 22.22% equity interest in Yacylec S.A. (“YACYLEC”) to ELECTROINGENIERIA.

The sale of equity interest in CITELEC to ENARSA and ELECTROINGENIERIA will be effected at a fixed price of US$54 million, plus an earn out relating to the result of the comprehensive rate review determined for TRANSENER and its controlled company Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (“TRANSBA”), applicable through June 30, 2008. The estimated price for the sale of equity interest in YACYLEC to  ELECTROINGENIERIA is US$ 6 million. No significant results will be recorded in connection with the above referenced transactions.

The transfer of shares in CITELEC and YACYLEC shall be subject to the exercise of rights arising from the applicable shareholders’ agreements related to CITELEC and YACYLEC and shall be approved by the pertinent regulatory agencies and authorities.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 7/20/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney